Exhibit C

                          ARTICLES OF AMENDMENT TO THE
                            ARTICLES OF INCORPORATION
                                       OF
                                SURGILIGHT, INC.

      SURGILIGHT, INC., a Florida corporation (the "Corporation"), hereby amends its Articles of Incorporation as follows:

      Paragraph 4A. of Article V of the Articles of Incorporation of the Corporation is hereby amended in part to read as follows:

      A. Definitions

            Initial Issue Date. The term "Initial Issue Date" shall mean the date that shares of Series B preferred are first issued by the Corporation.

            Initial Purchase Price. The term "Initial Purchase Price" shall mean the initial price of the shares of the Series B Preferred, such price being $.10 per share.

            Liquidation Preference Amount. The term "Liquidation Preference Amount" of each share of Series B Preferred shall be $.60, such amount representing six (6) times the amount of the Initial Purchase Price.

The foregoing Amendment was adopted on April 20, 2007, by the Board of Directors by unanimous written consent pursuant to Section 607.0821 of the Florida Statutes. As set forth in the Articles of Incorporation, this Amendment was adopted and is effective without shareholder action, and shareholder action was not required.

Except as amended hereby, the rest and remainder of the Corporation's Articles of Incorporation shall be and remain in full force and effect.

This Amendment shall become effective upon filing.

Dated this 23rd day of April, 2007.

                                                     SURGILIGHT, INC.

                                                     By:  /s/ Timothy Shea
                                                          ----------------
                                                     Its: President